UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM 40-F

[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial

Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer

Identification Number (if applicable))

4000, 421-7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
(403) 766-2000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue
New York, New York 10011

(212) 894-8641

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares, no par value (together with associated common share purchase rights)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports indicate by check mark the information filed with this Form:

☐ Annual information form       ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

754,499,336

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐   No ☐

This Amendment No. 1 to Registration Statement on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-163397) and Form F-3 (File No. 333-166419).

DOCUMENTS FILED AS PART OF THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT

The following documents have been filed as part of this Amendment No. 1 to Registration Statement on Form 40-F as exhibits hereto:

Exhibits

99.10

Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012 between Cenovus Energy Inc. and CIBC Mellon Trust Company as Rights Agent (amending and restating the Restated Shareholder Rights Plan Agreement dated as of November 30, 2009)

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to its Registration Statement on Form 40-F solely for the purpose of filing its Amended and Restated Shareholder Rights Plan (the “Rights Plan”).  The Registrant filed a Registration Statement on Form 40-F with the Commission on October 29, 2009 to which Exhibit 99.10 was the Shareholder Rights Plan Agreement, dated October 20, 2009, between 7050372 Canada Inc. and CIBC Mellon Trust Company.  The Rights Plan was approved by the shareholders of the Registrant at the Annual General Meeting of the Shareholders held on April 25, 2012.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 16, 2012	CENOVUS ENERGY INC.

	By:	/s/ Rachel L. Desroches
Rachel L. Desroches
Assistant Corporate Secretary